UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Coparticipated area of Sépia

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Rio de Janeiro, October 31st, 2022 – Petróleo Brasileiro S.A. – Petrobras confirms a discovery of oil in the Coparticipated Area of Sépia with the drilling of well 4-BRSA-1386D-RJS, in the northwestern part of the field.

The well is located 250 km south of the city of Rio de Janeiro, under a water depth of 2197 meters, and had its spud-in on July 31st, 2022, about three months after the signing of the contract of the Sépia Transfer of Rights (ToR) Surplus consortium. The oil-bearing interval was verified by means of electrical logs and fluid samples, which will be further characterized by laboratory analyses. The net oil column is one of the thickest ever recorded in Brazil. The consortium will continue operations to characterize the conditions of the reservoirs found and verify the extent of the discovery.

The Sépia Coparticipated Area is composed by the Sépia block, acquired by Petrobras (100%) though the Transfer of Rights Contract, signed with Brazilian government in 2010, and by the Sépia ToR Surplus block, acquired in December 2021, in the 2nd transfer-of-rights production sharing auction realized by the National Agency for Petroleum, Natural Gas and Biofuels (ANP). The Sépia ToR Surplus block was purchased by a Consortium comprising Petrobras (Operator), TotalEnergies, QatarEnergy and Petronas Petróleo Brasil Ltda., with Pre-Sal Petróleo S.A. (PPSA) as manager.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer